Correspondence

NEMAURA MEDICAL INC.

57 West 57th Street

New York, NY 10019

(646) 416-8000

March 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jane Park

Re:	Nemaura Medical Inc. Registration Statement on Form S-3 File Number 333-263618 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ms. Park:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Nemaura Medical Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-3, File Number 333-263618, so that it will be declared effective on Monday, March 28, 2022 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

This letter will confirm that the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Craig D. Linder, Esq. of Anthony L.G., PLLC, at (561) 514-0936, if you have any questions concerning this request.

Very truly yours,

NEMAURA MEDICAL INC.

By:	/s/ Dewan F.H. Chowdhury
Name:	Dewan F.H. Chowdhury
Title:	Chief Executive Officer